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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              b2bstores.com, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  11776S 10 7
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                 210-281-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
--------------------------------------------------------------------------------
                                Communications)
                                ---------------

                                 July 28, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Enviro-Clean of America, Inc.
      Federal ID Number: 88-0386415
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
     NUMBER OF            930,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:

    REPORTING             930,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:

       WITH               -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      930,000

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.79%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Steven Etra
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:

     NUMBER OF            190,667
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER:
   BENEFICIALLY
                          945,167
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:

   REPORTING              190,667
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
       WITH
                          945,167
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,135,834(2)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.17%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

     (2) Includes 10,667 shares held by SRK Associates L.L.C., a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Mr. Etra, 930,000 shares owned by Enviro-Clean of America, Inc. a company in which Mr. Etra is a minority shareholder and a director, and 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Etra is secretary, director, and minority shareholder. Mr Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK Associates L.L.C. and Lances Property Development Company except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Randall K. Davis
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:

     NUMBER OF            333,333
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY             930,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:

    REPORTING             333,333
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
       WITH
                          930,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,263,333 (3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.65%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

     (3) Includes 930,000 shares held by Enviro-Clean of America, Inc., of which Randall K. Davis is a minority shareholder, President, and a Director. Mr. Davis disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Davis is the beneficial owner of such securities for purposes of Section 13 or any other purpose.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Gary C. Granoff
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
     NUMBER OF
                          5,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY             942,375
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:

    REPORTING             5,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
       WITH
                          942,375
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      947,375(4)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.99%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

     (4) Includes 3,000 shares held by Gary C. Granoff's wife; 500 shares held by Dapary Management Corporation, a company which is controlled by Mr. Granoff; 5,875 shares held by Mr. Granoff and his adult son in a joint account; 1,500 shares held in a family trust for the benefit of Mr. Granoff's adult son, Robert; 1,000 shares held in a family trust for the benefit of Mr. Granoff's adult son, Joshua; 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Granoff is President, director, and shareholder and 930,000 shares held by Enviro-Clean of America, Inc., a company in which Mr. Granoff is a director. Mr. Granoff disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Granoff is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Granoff disclaims beneficial ownership of the securities held by his wife, Dapary Management Corporation, the joint account with his son and the family trusts except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      Mark A. Rice
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:

     NUMBER OF            130,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY             930,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:

    REPORTING             130,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
       WITH
                          930,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,060,000(5)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.29%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

     (5) Includes 130,000 shares held by The dotCOM Fund L.L.C., a company in which Mr. Rice is the managing member of the managing member and 930,000 shares held by Enviro-Clean of America, Inc., a company in which Mr. Rice is a director. Mr. Rice disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Rice is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Rice disclaims beneficial ownership of the securities held by the dotCOM Fund L.L.C. except to the extent of his pecunairy interest therein.

SCHEDULE 13D AMENDMENT No. 2

     This Amendment No. 3 (the "Amendment") amends and supplements portions of the Amendment No.2 on Schedule 13D (the "Amendment 2") relating to the shares of Common Stock, par value $0.01 per share, of b2bstores.com, Inc., a Delaware corporation, previously filed by the reporting persons. This Amendment is being filed to update the Schedule 13D Amendment 2 in light of recent changes in the holdings of the reporting group and also to provide background information of Gary C. Granoff and Mark A. Rice, who were previously added to this group for the filing of Amendment 2. This background information and the Joint Filing Agreement in Exhibit 1 of this Amendment were not previously filed with the Amendment 2.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amendment 2.

SCHEDULE 13D

Item 1.       Security and Issuer.


     This schedule relates to the common stock, $ 0.01 par value per share ("Common Stock") of b2bstores.com, Inc. (the "Issuer"), a Delaware corporation. The Issuer has its principal executive office at 249 East Ocean Boulevard, Suite 620, Long Beach, California 90802.

Item 2.       Identity and Background.

     (a)- (b) Name and addresses of the reporting persons:

              Enviro-Clean of America, Inc., 211 Park Avenue, Hicksville, New York 11801.

              Randall K. Davis, 1023 Morales, San Antonio, Texas 78207.

              Steven Etra, 5830 57th Street, Maspeth, New York 11378.

              Gary C. Granoff, 747 Third Avenue, Suite 4C, New York, New York 10017.

              Mark A. Rice, 666 Dundee Road, Suite 1901, Northbrook, Illinois 60022.

              Enviro-Clean of America, Inc., Randall K. Davis, Steven Etra, Gary
              C. Granoff and Mark A. Rice are collectively referred to as the "Reporting Persons."

     (c) Enviro-Clean is a company, organized under the laws of the State of Nevada, which is principally engaged in the sanitary product manufacturing and supply business.

              Randall K. Davis
              Employer: Enviro-Clean of America, Inc.
              Principal business: sanitary product manufacturing and supply
              Address: 1023 Morales, San Antonio, Texas 78207

              Steven Etra
              Employer: Manufacturer's Corrugated Box Co., Inc.
              Principal business: manufacturing
              Address: 5830 57th Street, Maspeth, New York 11378

              Gary C. Granoff
              Employer: Ameritrans Capital Corporation
              Principal business: business development company
              Address: 747 Third Avenue, Suite 4C, New York, New York 10017

              Mark A. Rice
              Employer: Namax Corporation
              Principal business: investment ventures
              Address: 666 Dundee Road, Suite 1901, Northbrook, Illinois 60022

     (d)-(e) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)      Citizenship.

              Randall K. Davis, Steven Etra, Gary C. Granoff and Mark A. Rice are United States citizens. Enviro-Clean of America is a corporation formed under the laws of the State of Nevada.

Item 3.       Source and Amount of Funds or Other Consideration.

     The $231,497.26 in cash used to purchase the 110,000 additional shares of the Issuer's Common Stock purchased in July and August by Mark A. Rice as the managing member of the managing member of the dotCOM Funds, L.L.C. was provided by capital from the dotCOM Fund, L.L.C.

Item 4.       Purpose of the Transactions.

     On May 31, 2000, Enviro-Clean of America, Inc. ("Enviro-Clean") executed a subscription agreement (the "Subscription Agreement") in which Enviro-Clean purchased shares of Class B Stock of equip2move.com Corporation ("equip2move"). As part of the purchase price, Enviro-Clean agreed to transfer 70,000 shares of the Issuer's Common Stock held by Enviro-Clean to equip2move.

     The additional 110,000 shares purchased by Mark A. Rice through the dotCOM Funds, L.L.C. were purchased for investment purposes, however, will be used by the group to encourage the Issuer's board of directors to give full consideration to any and all strategic alternatives that Enviro-Clean believes may be presented for the purpose of enhancing shareholder value, as described in Amendment 2 to this 13-D.

     In June 2000, Dapary Management Corporation, a company controlled by Gary
C. Granoff, sold 1,000 shares of the Issuer's common stock.

Item 5.       Interest in Securities of the Issuer.

(a) - (b)

     1)   Enviro-Clean of America, Inc.:

              (i) As of the date hereof, Enviro-Clean of America, Inc., beneficially owns 930,000 shares of the Issuer's Common Stock, and such shares constitute approximately 10.79% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof.

              (ii) Enviro-Clean of America has sole voting and disposition power over the 930,000 shares held in its name.

     2)       Steven Etra:

              (i) As of the date hereof, Steven Etra beneficially owns 1,135,834 shares of the Issuer's Common Stock, and such shares constitute approximately 13.17% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Etra include: (1) 10,667 shares of Common Stock held by SRK Associates, a company controlled by Mr. Etra;
(2) 1,000 shares of Common Stock held by Lances Property Development Pension Plan, 50% owned by Mr. Etra; (3) 3,500 shares of Common Stock held by Gemini Capital LLC, a company in which Mr.Etra is a minority shareholder and a director; and (4) 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Etra is a minority shareholder and a Director.

              (ii) Steven Etra has sole voting and disposition power over the 190,667 shares he personally holds. Mr. Etra shares voting and disposition power of the 945,167 shares held by Lances Property Development Pension Plan, Gemini Capital L.L.C., SRK Associates, L.L.C., and Enviro-Clean of America, Inc. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK Associates L.L.C. and Lances Property Development Company except to the extent of his pecuniary interest therein.

     3)   Randall K. Davis:

          (i) As of the date hereof, Randall K. Davis beneficially owns 1,263,333 shares of the Issuer's Common Stock, and such shares constitute approximately 14.65% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Davis include 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Davis is a minority shareholder, President and Director.

          (ii) Randall K. Davis has sole voting and disposition power over the 333,333 shares he personally holds. Mr. Davis shares voting and disposition power of the 930,000 shares held by Enviro-Clean of America, Inc. Mr. Davis disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Davis is the beneficial owner of such securities for purposes of Section 13 or any other purpose.

     4)   Gary C. Granoff:

          (i) As of the date hereof, Gary C. Granoff beneficially owns 947,375 shares of the Issuer's Common Stock, and such shares constitute approximately 10.99% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Granoff include: (1) 3,000 shares of Common Stock held by Mr. Granoff's wife; (2) 500 shares of Common Stock held by Dapary Management Corporation, a company controlled by Mr. Granoff; (3) 5,875 shares of Common Stock held by Mr. Granoff and his adult son in a joint account;
(4) 1,500 shares held in a family trust for the benefit of Mr. Granoff's adult son, Robert; (5) 1,000 shares held in a family trust for the benefit of Mr. Granoff's adult son, Joshua; (6) 3,500 shares of Common Stock held by Gemini Capital L.L.C., a company in which Mr. Granoff is president, director and shareholder; and (7) 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Granoff is a minority shareholder and a Director.

          (ii) Gary C. Granoff has sole voting and disposition power over 2,000 shares he personally holds, the 500 shares held by Dapary Management
Corporation and the 2,500 shares held in family trusts for his adult sons. Mr. Granoff shares voting and disposition power of the 942,375 shares held by his wife, the joint account with his son, Gemini Capital L.L.C. and Enviro-Clean of America, Inc. Mr. Granoff disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Granoff is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Granoff disclaims beneficial ownership of the securities held by his wife, Dapary Management Corporation, the joint account with his son and the family trusts except to the extent of his pecuniary interest therein.

     5)   Mark A. Rice:

          (i) As of the date hereof, Mark A. Rice beneficially owns 1,060,000 shares of the Issuer's Common Stock, and such shares constitute approximately 12.29% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Rice include 110,000 shares of common stock held by the dotCOM Fund, L.L.C. a company in which Mr. Rice is the managing member of the managing member and 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Rice is a minority shareholder and Director.

          (ii) Mark A. Rice has sole voting and disposition power over the 130,000 shares held by the dotCOM Fund, L.L.C. Mr. Rice shares voting and disposition power of the 930,000 shares held by Enviro-Clean of America, Inc. Mr. Rice disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Rice is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Rice disclaims beneficial ownership of the securities held by the dotCOM Fund L.L.C. except to the extent of his pecuniary interest therein.

(c)

     1) Enviro-Clean: On May 31, 2000, Enviro-Clean executed a Subscription Agreement in which Enviro-Clean purchased shares of Class B Stock of equip2move. As part of the purchase price, Enviro-Clean agreed to transfer 70,000 shares of the Issuer's Common Stock held by Enviro-Clean to equip2move.

     2) Mark A. Rice: The dotCOM Fund L.L.C., through Mark A. Rice, the managing member of the managing member of the dotCOM Fund, made the following purchases of the Issuer's Common Stock on the open market:

July 7, 2000:       5,000 shares at      $2.6813
July 10, 2000:      5,000 shares at      $2.5625
July 14, 2000:      10,000 shares at     $2.1991
July 17, 2000:      10,000 shares at     $2.00
July 24, 2000:      3200 shares at       $1.875
July 25, 2000:      7500 shares at       $2.20
July 27, 2000:      9300 shares at       $2.125
July 28, 2000:      34,900 shares at     $20526
July 31, 2000:      15,100 shares at     $1.9102
August 1, 2000:     3,200 shares at      $1.75
August 24, 2000:    4,700 shares at      $1.7407
August 1, 2000:     2,100 shares at      $1.7351

     3) Gary C. Granoff: Dapary Management Corporation , a Company controlled by Gary C. Granoff, sold 1000 shares of the Issuer's Common Stock on the open market on June 30, 2000 for $2.40625 per share.

(d) and (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Common Stock beneficially held by Enviro-Clean, Randall K. Davis, and all but 36,500 shares beneficially held by Steven Etra, are subject to a lock-up agreement effective for 12 months from the effective date of the Issuer's Initial Public Offering of February 15, 2000. In addition, the members of this group filing have informally agreed to use their collective influence to encourage the Issuers board of directors to give full consideration to any and all strategic alternatives that Enviro-Clean believes may be presented for the purpose of enhancing shareholder value, as described in Amendment 2. Other than the aforementioned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.        Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement, dated May 24, 2000, by and between Enviro-Clean of America, Inc., Steven Etra, Randall K. Davis, Gary C. Granoff and Mark A. Rice.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2000           Enviro-Clean of America, Inc.


                                    By:  /s/ Randall K. Davis
                                        ---------------------------------------
                                    Randall K. Davis, President


                                     /s/ Steven Etra (by attorney-in-fact)
                                    -------------------------------------------
                                    Steven Etra


                                     /s/ Randall K. Davis
                                    -------------------------------------------
                                    Randall K. Davis


                                     /s/ Gary C. Granoff  (by attorney-in-fact)
                                    -------------------------------------------
                                    Gary C. Granoff


                                     /s/ Mark A. Rice  (by attorney-in-fact)
                                    -------------------------------------------
                                    Mark A. Rice